Exhibit 12.1

WCI Communities, Inc.

Statement Of The Computations Of The Ratio Of Earnings To Fixed Charges

Six Months Ended June 30, 2014 and the Three Years Ended December 31, 2013

($ in thousands)

(Unaudited)

	Six Months Ended June 30, 2014	Years Ended December 31,
		2013	2012	2011

Earnings
Income (loss) from continuing operations before income taxes	$10,592	$20,776	$(4,305)	$(54,453)
Fixed charges	8,039	15,143	17,016	19,246
Amortization of capitalized interest	2,267	4,257	2,304	988
Capitalized interest	(6,890)	(11,741)	(9,249)	(1,261)
Distributions in excess of (less than) earnings for equity method investees	—	123	(9)	43

Total earnings (loss), as adjusted	$14,008	$28,558	$5,757	$(35,437)

Fixed Charges
Interest incurred, both expensed and capitalized	$7,575	$14,278	$16,227	$18,215
Interest portion of rental expense	464	865	789	1,031

Total fixed charges	$8,039	$15,143	$17,016	$19,246

Ratio of Earnings to Fixed Charges	1.7	1.9	(A)	(A)

(A)	Total earnings (loss), as adjusted, was inadequate to cover fixed charges for the years ended December 31, 2012 and 2011. Additional earnings of approximately $11.3 million and $54.7 million, respectively, would have been necessary to eliminate the respective deficits and bring the ratio of earnings to fixed charges to 1.0.